SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

September 25, 2002

PRIMACOM AG
 (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

HEGELSTRASSE 61, 55122 MAINZ, GERMANY
 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

(Indicate by check mark whether the registrant filed or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also there furnishing the commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRIMACOM AG

	By:	/s/ PAUL THOMASON

Name: Paul Thomason Titles: Member of the Management Board and Chief Financial Officer

	By:	/s/ STEFAN SCHWENKEDEL

Name: Stefan Schwenkedel Titles: Member of the Management Board and Chief Strategic and Development Officer
Date: September 25, 2002

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated September 13, 2002

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